Filed by Liberty Global plc
Pursuant to Rule 425 under the Securities Act of 1933

Subject Corporation: Ziggo N.V.

The following is an English translation of Questions & Answers presented in Dutch to Liberty Global’s Dutch employees on Liberty Global’s intranet site.

Internal Questions & Answers

1.	What are the implications of the takeover?
Today, January 27, 2014, UPC Nederland’s parent corporation, Liberty Global has reached an agreement concerning its purchase of all of Ziggo shares. This agreement is recommended and completely supported by Ziggo’s Board of Management and Supervisory Board. UPC Nederland and Ziggo will, after the required approvals, be combined into a single Dutch countrywide cable operator.

2.	Why does Liberty Global want to take over Ziggo?
In combination, UPC and Ziggo will constitute a platform for sustainable infrastructure competition. Furthermore the merger will create room for continued investments in innovation in a very dynamic and fast changing technological environment. The combined company will cover more than 90 percent of the 7.4 million Dutch households. We will provide approximately 10 million video, telephony and broadband services to over 4 million customers via our combined high-quality fiber optics networks.

The merged corporation will, given a total turnover of approximately €2.5 billion, be a leading provider of innovative digital TV products, with market-leading broadband speeds for the entire country. Consumers will be able to choose from an attractive and relevant range of products with an excellent quality price ratio.

3.	What are the benefits of the takeover?
By merging the programming, as well as the content and innovation ambitions of two leading Dutch cable operators - which by the way are not competing with each other- we will create a national cable champion. The new corporation will aim to stimulate investment and innovation, to the benefit of Dutch consumers and businesses.

4.	What will be the new corporation’s name?
After the required approval procedures the company will continue under the name Ziggo.

5.	Where will the main office be located?
After the required approval procedures the headquarters will be located in the city of Utrecht.

CONSEQUENCES FOR EMPLOYEES

6.	What is the role of the Integration Committee?
An Integration Committee will be appointed, composed of three Liberty Global representatives and three Ziggo representatives. The committee’s Chair will be appointed by Liberty Global. This Integration Committee will during the approval process do review work, issue recommendations based on its findings and after the required approvals have been received take decisions concerning corporation structure and posts.

7.	Will the takeover affect my job?
We fully understand that employees are potentially concerned about their job prospects. Until approval has been granted, UPC’s corporation structure will remain unchanged. Subsequently a new company will be created, with departments and corresponding functions. It is impossible at this moment to indicate what that situation will look like. Unfortunately, consequences for your job cannot be excluded. Mergers between companies always have consequences for personnel. Given the fact that the approval period will take some time, no forward-looking statements can be made about this matter at the moment. We will be given an information update at each major milestone. Transparency and care vis-à-vis employees will be key in this process.

8. What does the takeover mean for locations? Will locations disappear, will I have to work at a different location?
Until approval has been granted, UPC will continue to operate independently. Subsequently there will be a new corporation, with departments and functions. It is impossible at this moment to indicate what that situation will look like. Nor whether the merger will have consequences for locations. The merger of two corporations may have consequences for locations. Given the fact that the approval period will take some time, no forward-looking statements about this matter can be provided at the moment. We will be given an information update at each important milestone. Transparency and care vis-à-vis employees will be key in this process.

1.	Will I be permitted to cooperate in projects with Ziggo?
Yes, you will be permitted to cooperate in projects with Ziggo. However, in cases of doubt be sure to double check with your manager as well as UPC Nederland’s Legal Department. The customary competition regulations as laid down in the Code of Conduct will of course continue to apply. If you have any questions about this matter, you are advised to take it up with your superior and/or the Legal Department.

2.	Will I keep my present salary and terms of employment as well as bonuses for achieving targets?
At present no changes will be made regarding your salary, your terms of employment or our policy on bonuses. We are unable as yet to make any forward-looking statements.

3.	Will I keep my job?
Until approval has been granted, UPC’s corporation structure will remain unchanged. Once the merger is a fact it may have consequences for personnel. It is impossible to say anything meaningful as yet about this matter. It will be for the Integration Committee to take decisions about any personnel consequences.

4.	Will the nature of my post change?
Until approval has been granted, both parties will continue to operate independently. Subsequently there will be a single corporation, with departments and functions. It is impossible at this moment in time to indicate what that situation will look like, but it may affect the nature of functions and the corresponding job descriptions. Whether the new situation will affect your own function is impossible to say at this moment. Mergers always have personnel consequences. Given the fact that the approval period will take some time, nothing at present can be said about this matter.

5.	Will I have to reapply for my job?
No meaningful forward-looking statements can be made about this matter at present, because the employee placement and appointment process for employees at the new corporation will be drawn up by the Integration Committee. Nor can anything be said as yet about how the situation will turn out or what procedures will be followed.

6.	Will the implementation activities regarding our reorganization plan ‘Going for Simplicity’ be continued?
Yes, those activities will continue.

7.	Are any departments of the two corporations being merged before the takeover is finalized?
No. The Integration Committee’s recommendations may have consequences for the period following the approval period. The Integration Committee will be composed of three Liberty Global representatives (one of whom will be the committee Chair) and three Ziggo representatives.

8.	What will be the next steps?
The stock holders will be able to register their shares with their banks at a date to be determined. By registering they will agree to the terms. The registration process may take some weeks. The (European) Competition Authorities approval procedure will take longer. The expectation is that the offer will be approved during the second half of 2014. As long as there is no definite approval, we will continue to proceed as an independent corporation. An information update will be provided at each major milestone. Transparency and care vis-à-vis the employees will be key in the process.

ADDITIONAL BACKGROUND

9.	Are our strategic objectives along the same lines as Ziggo’s ambitions?
UPC Nederland’s strategic objectives are entirely along the same lines as Ziggo’s ambitions. We share Ziggo’s ambition to be a leading provider of integrated packs of various services to be offered on the cable network.

After the required approvals, customers can, through the bundling of forces, expect even faster innovative products and services in the long term: high-speed broadband services, valuable and relevant TV content, effective customer service and a high-quality level of innovation (video and mobile).

The merger between UPC and Ziggo will create a platform for sustainable infrastructure competition. Furthermore the merger will create room for continued investments in innovation in a very dynamic and fast changing technological environment. This will provide an opportunity to develop a leading position in a very dynamic market.

10.	Is a takeover of this kind permitted by the (European) Competition Authority?

Liberty Global assumes that the (European) Competition Authorities will not object to this takeover. In essence it concerns the merger of two regional corporations which are not in competition with each other. A customer will not be restricted in his or her choice as a result of a potential takeover. In view of the size of the corporations involved the takeover will be registered with the European Commission. The ACM (Autoriteit Consument & Markt) [Consumers and Market Authority] will, as the Dutch Competition Authority, be involved by the European Commission; as is customary for these kinds of procedures. The expectation is that the offer will be approved during the second half of 2014. As long as no definite approval has been granted we will continue to function as an independent corporation.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the anticipated consequences, benefits and opportunities of the transaction, the targeted close date for the transaction, our expectations regarding synergies between the two companies and other information and statements that are not historical fact. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the receipt and timing of necessary regulatory approvals, the ability to finance the transaction (including the completion of the debt financing), the ability to successfully operate and integrate Ziggo’s operations, continued use by subscribers and potential subscribers of Ziggo’s services, the ability to achieve expected operational efficiencies and economies of scale, as well as other factors detailed from time to time in Liberty Global’s filings with the Securities and Exchange Commission (“SEC”) including our most recently filed Forms 10-K/A and 10-Q. These forward-looking statements speak only as of the date of this release. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find it

Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global. In connection with the proposed acquisition of Ziggo, Liberty Global will file a Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing an offer memorandum/prospectus regarding the transaction. SHAREHOLDERS OF ZIGGO AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OFFER MEMORANDUM/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Ziggo shareholders will be able to obtain a free copy of the registration statement and offer memorandum/prospectus, as well as other filings containing information about Liberty Global, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the registration statement and offer memorandum/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, CO 80112, Attention: Investor Relations.